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                                                                 EXHIBIT 99.4


                           RPM, INC. AND SUBSIDIARIES
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                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
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                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION
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                               YEAR ENDED 5/31/94
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RESULTS OF OPERATIONS
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  The Company acquired Dynatron/Bondo Corporation in June 1993 and Stonhard,
  Inc. in October 1993, both on a pooling-of-interests basis. Dynatron/Bondo is a $45 million supplier of automotive repair products for both the professional and consumer after-markets, complementing the Company's Talsol line of specialty automotive repair coatings. Stonhard is a $110 million worldwide leader of industrial and commercial polymer flooring and related products, having synergy with other of the Company's existing industrial product lines. Prior years' results have been restated to reflect these poolings (refer to Note A). The successful assimilation of these companies during the year produced operating results more indicative of future expectations as well as when compared to prior years on an unrestated basis.

  The Company's operating results for fiscal 1994 again achieved record levels as sales and net income climbed 6% and 33%, respectively. This compares with fiscal 1993 when sales had grown 13% and earnings increased 3% over fiscal 1992. Over the past ten years, the Company's sales and
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  earnings have grown at compounded annual rates of 14% and 18%, respectively.

  Core businesses accounted for 80% of the current year's sales growth, nearly split between industrial and consumer, reflecting primarily unit growth as pricing adjustments continue to be minor. Acquisitions, primarily of Day-Glo Color Corp. in October 1991 and Martin Mathys N.V. in March 1992, accounted for nearly 60% of the sales growth during 1993. Existing businesses grew approximately 6% during 1993 generating the remaining 40% of overall sales growth that year.



  The Company's gross profit margin has remained stable over the past two years with the current year at 41.6% and the prior year at 41.7%. Planned improvements in product mix and plant efficiencies, mainly among industrial businesses, along with prior year plant restructuring at Dynatron/Bondo were offset by certain temporarily higher raw material costs in consumer business. Other raw material prices have remained fairly stable over the past three years and similar results are expected during fiscal 1995. The introduction of a new product line at Stonhard in 1992 was the principal cause of the change in gross profit margin in 1993.

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  The Company's selling, general and administrative expenses have changed as a percentage of sales over the past three years from 30.7% in 1992 to 30.8% in 1993 to 29.2% in 1994. These differences were essentially brought about by the adjustment of both Dynatron/Bondo and Stonhard from Subchapter S status and the incurrence of approximately $3 million in restructuring charges at Stonhard's foreign operations in 1993. This category further reflects the benefits of higher sales and planned expense reductions offset in part by reduced joint venture income over the years presented. The Company had adopted Statement of Financial Accounting Standards (SFAS) No. 106 "Employer's Accounting for Post-Retirement Benefits Other Than Pensions" (Refer to Note H) in 1993. Environmental obligations have been appropriately addressed and related expenditures have been and are expected to continue to be immaterial.

  In June 1993, the Company called for the redemption of the $50 million 6.75% Convertible Subordinated Eurobond Debentures due 2005 (more fully discussed under Capital Resources and Liquidity), accounting for $3 million of the decline in net interest expense in 1994. The lower rate refinancing of debt assumed through the Stonhard acquisition reduced interest expense approximately $1 million. The interest savings from generally lower interest rates, primarily in Europe, were offset by the accrued interest accretion on the Liquid Yield Option Notes(TM) (LYONs(TM)) due 2012 (Refer to Note B). During
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  1993, net interest expense had increased by $.7 million reflecting $2.3 million of additional interest costs associated with borrowing to finance acquisitions during that year, offset by $1.6 million of reduced interest expense from lower interest rates and debt reduction.

  The tax attributes of the Dynatron/Bondo and Stonhard acquisitions had historically passed through to the respective shareholders as Subchapter S Corporations. Consequently, on a restatement basis, this year's 40.3% provision for income taxes (Refer to Note C) equals last year's when, in fact, the new tax laws, growth of foreign income at comparatively higher tax rates and an upward trend in state and local taxes would have otherwise caused the 1994 effective tax rate to increase (41.5% in 1994 compared with 40.5% in 1993). Accordingly, the effective tax rate in 1995 is expected to increase by 2% to 3%. The pooled acquisitions had a more significant impact on the 1992 effective tax rate of 37.0%. The Company had adopted SFAS No. 109 "Accounting for Income Taxes" during 1993.

  Primarily as a result of product mix, cost reductions, and eliminations reflected upon pooling, along with higher sales and the income tax benefits associated with the acquisitions, the net income margin improved to 6.5% from 5.1% in 1993 and 5.7% in 1992. The July 1993 Eurobond conversion impacted 1994 primary earnings per share by $.02.

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Comparative net income levels of the European operations have   been affected
by the restatement required by the Stonhard acquisition. Significant restructuring had taken place at Stonhard Europe in recent years and accordingly future results are expected to show improvement. The Company's
European and   other foreign sales are impacted from time to time as a result of currency fluctuations. Comparative strengthening of the dollar against European and Canadian currencies over the past year had a $9 million negative impact on reported sales. Foreign acquisition debt is denominated in the respective foreign currency, thereby limiting the impact on earnings of transaction losses, and protecting against foreign currency rate risk.

Subsequent to year end, the Company purchased Rust-Oleum Corporation on June 28, 1994 (Refer to Note L). Rust-Oleum is the leading North American producer of consumer rust-preventative coatings with nearly two-thirds of its $140 million in sales generated in consumer and the balance in industrial products. Both lines will highly complement the Company's existing product lines. Rust-Oleum is expected to be anti-dilutive in the 1995 fiscal year.


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CAPITAL RESOURCES AND LIQUIDITY
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  CASH PROVIDED FROM OPERATIONS
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  The Company generated cash from operations of $51 million in 1994 compared with $62 million in 1993. Although net income increased $13 million and non-cash items exceeded 1993 by $4 million, current liabilities were reduced by $28 million. A substantial portion of this reduction in current
  liabilities is the result of year end timing of certain payments.   In
  addition, $3 million in short term borrowings in place at the end of 1993 were paid in 1994 and, with the acquisitions of Dynatron/Bondo and Stonhard, cash became available to reduce certain other outstanding current liabilities.

  INVESTING ACTIVITIES
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  Every year the Company invests in capital expenditures  to primarily improve production and distribution efficiency and capacity. Such expenditures generally do not exceed depreciation and amortization in a given year. The Company's capital expenditures amounted to $20 million in 1994, an increase of $2 million from 1993. In addition, $5.7 million was expended for a building and equipment in conjunction with the acquisition of Dynatron/Bondo. The Company additionally acquired one small business and a product line from another company in 1994 totalling $4 million. This compares with 1993
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  when there was one purchase acquisition for $10 million.  The   Company
  historically has acquired complementary businesses and this trend is expected to continue.

  FINANCING ACTIVITIES
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  In June 1993, the Company called for the redemption of the $50 million 6.75%
  Convertible Subordinated Eurobond Debentures due 2005 at the restated per share price of $13.60. All bond holders had exercised their conversion rights by the end of July 1993. As a result, the Company's balance sheet reflected a $50 million reduction of long-term debt and a corresponding increase in shareholders' equity.

  The Company entered into a $10 million revolving credit agreement in June 1993 in association with the acquisition of Dynatron/Bondo. In October 1993, this facility was increased to $55 million to refinance debt assumed through the acquisition of Stonhard. There was $45 million of this line outstanding at May 31, 1994. In addition, the Company increased the multi-currency revolver to $30 million from $22 million in 1993 to finance the final payments to former shareholders of Martin Mathys, acquired in 1992.

  Long-term debt increased by an additional $7.8 million in 1994  as a result
  of accrued interest accreted on the LYONs(TM) issue.   The reduction of
  interest payments in 1994 reflects the non-
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  cash aspects of this interest.  LYONs(TM) interest to be accreted in 1995 will be $8.2 million.

  Subsequent to 1994, the Company entered into a $300 million revolving credit agreement with a syndicate of nine banks. Of the initial $233 million drawn on this line, $176.5 million was used to finance the purchase of Rust-Oleum Corporation in June 1994 with the remaining $56.5 million used to retire the $47 million balance of the $55 million revolving credit agreement and to refinance certain acquired Rust-Oleum debt.

  The Company's debt to capital ratio improved to 42.6% from 51.5% at May 31, 1993, but will increase to approximately 56% by the end of the first quarter of 1995 as a result of the Rust-Oleum acquisition. Working capital increased to $227 million from $192 million a year ago, with the current ratio increasing to 3.1:1 from 2.4:1. These latter changes are largely the result of the 1994 payment of $18 million of debt associated with the acquisition of Martin Mathys.

  The Company maintains excellent relations with its banks and other financial institutions to further enable the financing of future growth opportunities.

(TM)Trademark of Merrill Lynch & Company, Inc.